UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 15, 2010

NTS MORTGAGE INCOME FUND

(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On January 15, 2010, NTS Mortgage Income Fund (the "Fund") sent a letter to its stockholders providing an update on the status of the Fund's dissolution and liquidation process. A copy of the letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Shell Company Transactions: N/A
    (d)   Exhibits:
              99.1   Letter to Stockholders dated January 15, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:

Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: January 15, 2010



7103 S. Revere Parkway
Centennial, CO 80112

LETTER TO STOCKHOLDERS DATED JANUARY 15, 2010

Dear NTS Mortgage Income Fund Stockholders:

We are writing to provide an update on the status of the Fund's activities since our last report on October 29, 2009.

FAWN LAKE DEVELOPMENT

Lot sales continue to be tentative at Fawn Lake. Closed lot sales in 2009 improved during December, but are far below the level required to cover the cost of the operation of the Fund. Fawn Lake sold 10 lots during calendar 2009 for approximately $3 million. Fawn Lake currently has 4 additional lots under contract expected to close in January 2010.

Management and the Board of Directors continue to closely monitor the sales activity at Fawn Lake and are evaluating a number of potential alternatives to maximize the value of the development and the potential return to stockholders consistent with the Fund's Plan of Liquidation.

FUNDING ISSUES

The current economic environment continues to make it difficult to obtain letters of credit or surety bonds, which may adversely affect the Fund's ability to continue development of the remaining undeveloped land at Fawn Lake. The current covenants under the National City Bank mortgage loan require significant paydowns from each lot sale, leaving little working capital to operate the rest of our business. The Fund is attempting to modify the loan but the lending environment for residential development property is very challenging and the ability to renegotiate the terms and conditions of this debt may not exist.

The Fund has negotiated a letter (the "Deferral/Advancements Letter") with NTS Development Company and Residential Management Company ("NTS") obtaining NTS' agreement to defer payment of amounts due them from the Fund, and to make advances to cover shortfalls for expenses of the Fund through March 31, 2010, excluding the principal repayments due to National City Bank. In exchange, NTS and its affiliates required the Fund and its subsidiaries to execute promissory notes evidencing the obligation to repay the deferred amounts and the advances owed as of December 31, 2009. These advances total approximately

$4,441,567, and are now due on March 31, 2010. Based on the Fund's anticipated 2010 budget, it is unlikely the Fund will generate sufficient revenue to repay the promissory notes in full when due. The Fund intends to seek an extension or renegotiation of the unpaid balances on the promissory notes prior to their maturity. There can be no assurance, however, that an extension or renegotiation of any of the promissory notes will be achieved prior to their maturity, or at all.

SERVICES AGREEMENT

The Fund extended the Services and Development Agreement (the "Services Agreement") with Residential Management until March 31, 2010. Under the Services Agreement, Residential Management provides day-to-day management services for the Fund.

The Fund will continue to disclose material events and information by filing current reports on Form 8-K with the SEC, as appropriate. The Fund anticipates that it will also continue to provide periodic informational reports to stockholders in the form of letters like this, and that these informational reports will be disclosed to the public through Form 8-K filings with the SEC. Unless events warrant, at this time, we do not anticipate a further report to stockholders to be issued until the second quarter of 2010, which is likely to include the Fund's financial statements.

Further information about the Fund, including previously filed quarterly and annual reports, can be obtained free of charge on our website at www.ntsdevelopment.com. If you have further questions, you may also contact our Investor Services Department at 1-800-928-1492.

Very truly yours,

NTS Development Income Board of Directors

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the private Securities Act of 1995 should be evaluated in the context of the factors.